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                             July 5, 2022

       Liang Zhao
       Chief Executive Officer
       Zhanling International Limited
       Unit 305-306, 3/F, New East Ocean Centre
       No. 9 Science Museum Road
       Tsim Sha Tsui, Hong Kong 999077

                                                        Re: Zhanling
International Limited
                                                            Form 10-KT for the
Transition Period ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-54301

       Dear Mr. Zhao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-KT for the Transition Period ended December 31, 2021

       Business, page 2

   1. Given that your principal executive office is located in Hong Kong, you should provide specific and prominent
disclosures about the legal and operational risks associated with having business in this
location, consistent with the guidance in our Sample Letter to
                                                        China-Based Companies,
which was posted to our website on December 20, 2021. You
                                                        may view the Sample
Letter at the following internet address.


https://www.sec.gov/corpfin/sample-letter-china-based-companies

                                                        Please position
disclosures made in response to all applicable comments in the forepart of the periodic report,
without regard to the sectional headings utilized in the Sample Letter and notwithstanding the
exemption from risk factor disclosures for smaller reporting companies. However, a
discussion of whether your auditor is subject to the
 Liang Zhao
Zhanling International Limited
July 5, 2022
Page 2
         determinations announced by the PCAOB on December 16, 2021, and how the Holding
         Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at 202-
551-3686 with any other questions.



FirstName LastNameLiang Zhao                                Sincerely,
Comapany NameZhanling International Limited
                                                            Division of
Corporation Finance
July 5, 2022 Page 2                                         Office of Energy &
Transportation
FirstName LastName